SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Ceragon Networks Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M22013 10 2
(CUSIP Number)

Donna Gershowitz, Adv.
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-645-5733
(Name, Address and Telephone Number of  Person
Authorized to Receive Notices and Communications)

December 10, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZOHAR ZISAPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,677,624*
	8	SHARED VOTING POWER 10,717
	9	SOLE DISPOSITIVE POWER 10,677,624
	10	SHARED DISPOSITIVE POWER 10,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,688,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.26%**
14	TYPE OF REPORTING PERSON* IN

*	Includes 250,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of December 11, 2014 and within 60 days thereafter.

**	Based on 80,610,327 Ordinary Shares that the Company advised were issued and outstanding as of December 9, 2014.

Explanatory Note

This amendment (the “Amendment”) amends the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on November 24, 2008 (the “Original Filing”), by Mr. Zohar Zisapel (the “Reporting Person”) with respect to the ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”).  Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

All Ordinary Shares presently beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means, including: (i) 2,544,500 Ordinary Shares issued for consideration to the Reporting Person prior to the Company’s initial public offering; (ii) 250,000 exercisable options to purchase Ordinary Shares that were granted to him by the Company; (iii) 10,717  Ordinary Shares beneficially owned due to the Reporting Person’s being a principal shareholder and a director of RAD Data Communications Ltd.; (iv) 467,153 Ordinary Shares that were purchased by Lomsha Ltd., a company controlled by the Reporting Person (“Lomsha”) in a series of transactions in 2008,  (v) 75,000 Ordinary Shares issued in connection with the exercise of options on September 7, 2011 (vi) 240,000 Ordinary Shares issued in connection with the exercise of options in January 2013; (vi) 1,609,029 Ordinary Shares purchased by the Reporting Person in open market transactions using his personal funds during the years 2002-2011 (vii) 1,764,000 Ordinary Shares purchased by Lomsha at the follow on offering of the Company’s Ordinary Shares  that took place on 21 November 2013 against a total payment of US$ 4,233,600 ($2.40 per Ordinary Share) which full amount was paid by the Lomsha from its personal funds, (viii) 2,500,000 Ordinary Shares purchased by Michael and Klil Holdings (93) Ltd.  a company controlled by the Reporting Person (“Michael & Klil”) at the follow on offering of the Company’s Ordinary Shares that took place on July 31, 2014 against a total payment of US$ 5,000,000 ($2.00 per Ordinary Share) which full amount was paid by the Michael & Klil from its personal funds and (ix) 1,227,942 Ordinary Shares purchased by the Reporting Person in open market transactions using his personal funds during November and December 2014 (at an average price of US$ 1.05.per Ordinary Share)

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and restated as follows:

(a)        The Reporting Person is the beneficial owner of 10,688,341 Ordinary Shares, which constitute approximately 13.26% of the 80,610,327 Ordinary Shares of the Company that the Company advised were issued and outstanding, as of December 9, 2014. Of such shares, (i) 5,696,471 Ordinary Shares were held by the Reporting Person; (ii) 250,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of December 11, 2014 or within 60 days thereafter; (iii) 2,231,153 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; and (iv) 10,717 Ordinary Shares were held by RAD Data Communications Ltd., an Israeli company of which the Reporting Person is a principal shareholder and the Chairman of the Board of Directors. The Reporting Person and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd. and (v) 2,500,000 Ordinary Shares were held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person.

            (b)        The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 5,696,471 Ordinary Shares held by him directly. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 250,000 Ordinary Shares underlying the options held by him directly that are exercisable as of February 11, 2014 or within 60 days thereafter. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,231,153 Ordinary Shares held of record by Lomsha Ltd. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,500,000 Ordinary Shares held of record by Michael and Klil Holdings (93) Ltd. The Reporting Person and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 10,717 Ordinary Shares held by RAD Data Communications Ltd.

(c)        No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(d)        Not applicable.

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   December 11, 2014

Zohar Zisapel